UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2003

Commission File Number: 333-98397

LINGO MEDIA INC.

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151 Bloor Street West, Suite 890, Toronto, Ontario Canada M5S 1S4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Trading Symbol (LMD:TSX V) 151 Bloor St West, Ste 890 Toronto ON Canada M5S 1S4 T +1 416 927 7000 F +1 416 927 1222 www.lingomedia.com
PRESS RELEASE	FOR IMMEDIATE RELEASE

LINGO MEDIA APPROVED FOR TRADING ON THE BERLIN STOCK EXCHANGE

Toronto, Canada, August 21, 2003 - Lingo Media Inc. (LMD:TSX V) Lingo Media, a leading publisher of English language learning materials and programs in China, is pleased to announce that it has been approved to trade it's shares on the Berlin Stock Exchange Third Market Segment.  The German trading symbol will be "LIM.BE" and the German securities code is: (WKN) 121226.

Lingo Media’s President & CEO, Michael Kraft commented, "We are very pleased to have been approved for trading on the Berlin Stock Exchange. The Berlin exchange will make obtaining shares easier for German and European stockholders and will provide improved liquidity in our common stock overall.”

Mr. Kraft said: "Additionally, we are striving to enhance our corporate visibility and presence to a broader financial community in Germany.  We believe this inter-listing of the Company’s shares on a German Stock Exchange will assure that our compelling story reaches a much larger European audience."

Lingo Media is a publisher of English language learning programs for students from pre-school through university, incorporating all media – print, audio/video cassette and CD-based products.  The Company is focused on the world’s largest English training market, China.  Lingo Media has secured co-publishing agreements and successfully completed the launch of its programs with four of China's leading publishers.  These include:  China’s largest educational publisher - People’s Education Press; China's largest trade publisher – China International Publishing Group; China's leading university and reference publisher - Foreign Language Teaching and Research Press; and one of China’s leading privately-owned language learning publishers – Renzhen Group.

For further information, contact:

Michael Kraft, President & CEO

Tel: (416) 927-7000, ext. 23

Toll Free Tel: (866) 927-7011

Fax: (416) 927-1222

Email: investor@lingomedia.com

To learn more, visit www.lingomedia.com

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information contained in this press release and included in our Registration Statement Form F-1 and other materials filed with the Securities and Exchange Commission ("SEC") may contain, without limitation, statements regarding market share leadership, compounded aggregate growth rate, and competitive landscape. Actual results could deviate from these forward-looking statements, which are made as of the date of this press release. The Company assumes no obligation to update information concerning its expectations.

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THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA INC.

By: “Michael Kraft”_________

Michael Kraft

President and Chief Executive Officer